599 Lexington Avenue
New York, NY 10022-6069

+1.212.848.4000

CONFIDENTIAL

November 30, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin, Kathleen Collins, Eiko Yaoita Pyles and Jan Woo

Re:	TELUS International (Cda) Inc.
Draft Registration Statement on Form F-1
Submitted October 2, 2020
CIK No. 0001825155

Ladies and Gentlemen:

On behalf of TELUS International (Cda) Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated October 29, 2020 (the “Comment Letter”) to the Company regarding the Company’s above-referenced draft registration statement (File No. 377-03626),) on Form F-1, confidentially submitted to the SEC on October 2, 2020 (the “Draft Registration Statement”).

To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment.  Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR its Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), responding to the Staff’s comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No.1.

We note for the Staff that the unaudited pro forma combined condensed financial information reflecting the acquisition of the Competence Call Center (“CCC”), which is included in Amendment No. 1, includes a presentation of the Company’s unaudited pro forma condensed combined statements of income for the nine-month period ending September 30, 2019. The Company intends, in its next amendment to the Draft Registration Statement following the submission of Amendment No. 1, to include CCC’s unaudited condensed interim consolidated financial statements as at September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018 in the Draft Registration Statement. In addition, we note for purposes of the Staff’s review that, as noted on page 5 of Amendment No. 1, the Company entered into an agreement with Lionbridge Technologies, Inc., dated November 6,

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

2020, pursuant to which the Company intends to acquire the Lionbridge AI business (“Lionbridge AI”). The Company intends, in its next amendment to the Draft Registration Statement following the submission of Amendment No. 1, to include the historical financial statements of Lionbridge AI, to update the unaudited pro forma combined condensed financial information included in Amendment No. 1 to also reflect the acquisition of Lionbridge AI, and to include a summary description of Lionbridge AI’s business.

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Cover Page

1.                                     Please revise the cover page to identify your controlling shareholder and to disclose the percentage of voting power the controlling shareholder will have following the completion of this offering.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1.

Prospectus Summary, page 1

2.                                     Please revise your summary to include a chart depicting your corporate structure both before and after this offering, including the percentage of voting power held by TELUS (your parent company), Baring Private Equity Asia and the investors in this offering. Also, include your subsidiaries and your ownership percentage in these subsidiaries.

In response to the Staff’s comment, the Company has revised its disclosure on page 9 of the Amendment No. 1.

Principal Shareholders, page 7

3.                                    Please briefly discuss the board appointment rights and the special approval rights under the Shareholders’ Agreement with TELUS and Baring.

In response to the Staff’s comment, the Company has revised its disclosure on page 8 of Amendment No. 1.

The Offering

Conversion, page 9

4.                                    You state that your multiple voting shares are convertible into subordinate voting shares at the option of the holder and automatically upon the occurrence of certain events. Please revise to briefly summarize the events resulting in the automatic conversion.

In response to the Staff’s comment, the Company has revised its disclosure on page 11 of Amendment No. 1.

Risk Factors

Risks Related to Our Subordinate Voting Shares, page 47

5.                                     Please add disclosure that addresses the risk that the dual-class structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.

In response to the Staff’s comment, the Company has revised its disclosure on page 53 of Amendment No. 1.

Capitalization, page 62

6.                                     You state that you intend to use part of the proceeds from this offering to repay outstanding borrowings under the credit agreement. Please revise the introductory paragraph to include a discussion of such repayment. Also, revise to include pro forma earnings per share information, if material, giving effect to the number of shares issued in this offering whose proceeds will be used to repay a portion of your outstanding debt. Lastly, ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma calculations. Refer to SAB Topic 3.A by analogy and Rule 11-01(a)(8) of Regulation S-X.

In response to the Staff’s comment, the Company has revised its disclosure in “Capitalization” on page 66 of Amendment No. 1. The Company acknowledges the Staff’s comment regarding the Company’s pro forma earnings per share information.  The Company will revise its disclosure in “Capitalization” to reflect the Staff’s comment in a subsequent filing after it has finalized the terms of the share exchange it will implement immediately prior to the closing of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

7.                                     Here and elsewhere, you note that you serve your clients from multiple delivery centers across four geographic regions. Where appropriate, please revise to define delivery center and clarify the importance and role of delivery centers to your business.

In response to the Staff’s comment, the Company has revised its disclosure on page 138 of Amendment No. 1.

Factors Affecting our Performance and Related Trends, page 72

8.                                     You indicate that your ability to increase the number and scope of service offerings to your existing clients and to win new clients are key factors affecting your performance and revenue growth. Please tell us how you measure the performance and trends related to these key factors and tell us what consideration was given to including a quantified discussion of any key metrics used by management. Refer to Section III.B of SEC Release No. 33-8350 and SEC Release No. 33-10751.

Management assesses the Company’s ability to expand revenue from a client and retain clients in any given period by measuring increases or decreases in the total revenue to the Company that was generated from each of the Company’s clients over the relevant period. This measure is useful to management because it captures the net effect on revenues of any increase or decrease in the number and scope of service offerings to each existing client compared with prior periods. This measure also identifies the revenues generated from new client relationships established in the period.

Management reviews this revenue metric on a client-by-client basis.  Presenting this level of detail to shareholders would not be feasible. More importantly, the Company does not believe that disclosing revenue per client for all of the Company’s clients would be useful to investors as the volume of information would be too time-consuming and difficult for investors to independently analyze. As an alternative, the Company presents revenue data, over each reporting period, in a number of different forms, including concentration among its top five, ten, 15 and 20 customers, by industry vertical and by geographic region, on pages 87 through 89 of Amendment No. 1.  The Company believes these revenue measures provide investors with insight into how management assesses changes in service revenue.

Management also tracks new client wins on a client-by-client basis.  Once onboarded, new clients are assessed in the same manner as existing clients, as described above.  The Company provides information on the impact of revenue from new clients, where appropriate, in its discussion of revenue in a period in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

9.                                     You state that the average tenure of your top 10 clients is 7 years. Please tell us the average tenure for your top 20 clients and for your client base overall. To the extent such terms materially differ from your top 10 clients, revise to provide tenure disclosures for your remaining client base.

The average tenure for the Company’s top 20 clients and the overall client base is approximately 7.95 years and 5.17 years, respectively. The Company respectfully submits that as the Company’s top ten clients have represented in excess of two-thirds of its revenue over the last three years and for the nine months ended September 30, 2020, the average tenure of such clients is the more relevant measure for shareholders to understand the length of the relationships which the Company has with its clients.

Non-GAAP Measures, page 76

10.                              We note that you present free cash flows without presenting the most directly comparable GAAP measure with equal or greater prominence. Please revise to include operating cash flow in your selected historical consolidated financial data table. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

The Company respectfully submits to the Staff that the table in “Selected Historical Consolidated Financial Data” does not include a presentation of free cash flow.

The Company directs the Staff’s attention to disclosure on page 13 of Amendment No. 1, in “Summary – Summary Historical Consolidated Financial and Other Data”. Disclosure of free cash flow on these pages is preceded by disclosure of cash flow from operating activities, the most directly comparable GAAP financial measure, and followed by reconciliation of free cash flow to cash flow from operating activities.

11.                              You state that you exclude amortization of purchased intangible assets as it allows investors to evaluate your operating results as if these assets had been developed internally. Please further revise to clarify that while you are excluding the amortization expense related to acquired intangible assets, the non-GAAP measure of adjusted net income includes revenue generated, in part, by such intangible assets.

In response to the Staff’s comment, the Company has revised its disclosure on pages 15, 72 and 96 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 164

12.                              You disclose that you expect to amend and restate your master services agreement with TELUS in January 2021 and you expect that the MSA will include a minimum spend commitment. If you intend to enter into this agreement before the effectiveness of this registration statement, ensure that you disclose the amount of minimum spend set forth in this agreement and other material terms. If you will not enter into this agreement before the effectiveness of this registration statement, please ensure you discuss the material terms of your current agreements with TELUS.

We intend to enter into this agreement before the effectiveness of this registration statement. In response to the Staff’s comment, the Company has revised its disclosure on page 162 of Amendment No. 1.

Description of Share Capital

Forum Selection, page 177

13.                              Disclosure indicates that you will have a forum selection provision that will identify a U.S. district court as the sole and exclusive forum for resolving any complaint filed in the U.S. asserting a cause of action arising under the Securities Act or Exchange Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised its disclosure on pages 58, 59. 176 and 177 of Amendment No. 1.

Note 1. Consolidated financial statements

(f) Revenue recognition, page F-11

14.                              You state that the transaction price is measured and allocated among the performance obligations based on the “relative fair values (derived from using Company-specific objective evidence).” Please clarify your reference to relative fair value and company specific objective evidence as it relates to the guidance in IFRS 15.77 - 15.79 and revise your disclosures as necessary.

In response to the Staff’s comment, the Company has revised its disclosures on page F-51 of the consolidated financial statements and revised the corresponding disclosure on page 116 of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Amendment No. 1 to reflect the fact that our revenue recognition policy accounts for the allocation of the transaction price among performance obligations based on relative stand-alone selling price, in accordance with IFRS 15.77 - 15.79.

15.                              You state elsewhere that a substantial majority of your revenue is earned based on time and materials. Please revise to provide similar disclosure here and clarify how you measure progress to completion. Refer to of IFRS 15.41 - 15.44.

In response to the Staff’s comment, the Company has revised its disclosure on page F-52 of the consolidated financial statements and the corresponding disclosure on pages 86 and 100 of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and page 21 of “Risk Factors” of Amendment No. 1 to clarify that service revenues are based on per-productive hour or per transaction billing models and that the Company recognizes revenues for each accounting period based on services provided in that period. A measure of progress towards completion is not used.

16.                              We note that employee benefits expense includes commissions on new sales. If material, please revise to disclose how you account for sales commissions and specifically address your consideration of the guidance in IFRS 15.95 through 15.104.

The Company respectfully submits to the Staff that commissions on new sales represent an immaterial portion of the employee benefits expense. Commissions on new sales represented approximately $2.2 million or 0.31% of employee benefits expense for the nine months ended September 30, 2020; approximately $2.8 million, or 0.44% of employee benefits expense, for the year ended December 31, 2019; approximately $2.0 million, or 0.38% of employee benefits expense, for the year ended December 31, 2018; and approximately $1.6 million, or 0.44% of employee benefits expense, for the year ended December 31, 2017. Under IFRS 15, commissions directly related to the acquisition of specific client contracts are capitalized.  The majority of the commissions earned by the Company’s employees are based on billed revenue from a client and are intended to drive ongoing customer service.  The commissions are not related to specific client contracts and as such do not meet the criteria to capitalize under IFRS 15.

Note 7. Income taxes, page F-28

17.                              Please disclose the aggregate amount of temporary difference associated with your investments in non-Canadian subsidiaries for which deferred tax liabilities have not been recognized. Refer to IAS 12.81(f).

The Company respectfully submits to the Staff that it has considered the disclosure requirements of IAS 12.81(f) and concluded that disclosure in the notes to the consolidated financial statements is not required as the amount is not material to the consolidated financial statements of the Company. Canadian tax law is based on an exemption system whereby active earnings from a foreign subsidiary generally are not taxed in Canada.  As a result, the only exposure is a potential withholding tax of $2.6 million on repatriation, which the Company has determined is not material.

Note 9. Share-based compensation, page F-32

18.                              Please provide a breakdown of all share-based compensation awards granted to date in fiscal 2020 and include the fair value of the underlying common shares used to value each type of award. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. If the fair value of the underlying stock differed among the various type of awards, please explain why. Lastly, disclose any share-based compensation awards granted subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to IAS 10.21.

In 2020, the Company awarded 79,548 TELUS International phantom restricted share units (“TI RSUs”) under its Omnibus Long- Term Incentive Plan.  Each TI RSU is nominally equal in value to one common share of the Company. The awards in 2020 were made in the following three grants:

Date	Number of TI RSUs
January 1	15,358
June 22	59,929
August 3	4,261

The TI RSUs are cash-settled awards, which are designed to promote retention and reward performance, and have a vesting period of 30 months. The TI RSUs are accounted for as liability instruments, which means we accrue a liability equal to the product of the number of vesting TI RSUs multiplied by the fair value of the underlying common shares at the end of each reporting period.  We recognize a compensation expense in respect of the TI RSUs that is based on the fair value of the TI RSU recognized on a straight-line basis over the vesting period of the TI RSU, subject to continued service with us through the vesting date.  The compensation expense we record over the life of the TI RSU is adjusted each quarter, as applicable to reflect fluctuations in the fair value of the underlying TELUS International common shares.  The compensation expense associated with TI RSUs that do not ultimately vest is reversed against the expense that was previously recorded. The amount of compensation expense associated with these awards of $0.8 million based on an estimated share price of $67.25 as of September 30, 2020 for the nine months ended 2020 is not material.

There have not been any other share-based compensation awards made in 2020.

Note 17. Share Capital

Subsequent Events, page F-50

19.                              Please tell us how you determined the fair value of the 3.3 million Class A and 50,000 Class C common shares issued to TELUS Corp and the 1.8 million Class B common shares issued to Baring Private Equity in connection with the Competence Call Center acquisition. Also, explain why such valuations differed significantly from the per share price of the Class E common shares issued to a third-party at the same time.

The fair market value of the Company’s common shares is determined based on an estimate of the fair value of all of the issued and outstanding shares of the Company performed by a third-party valuation specialist (each, a “Valuation”). The Company’s third-party valuation specialist conducts a Valuation as of March 31st and September 30th of each year. The Valuation determines a low, midpoint, and high valuation for the Company’s common shares and without other factors that would otherwise suggest a better value, our accounting practice is to select the midpoint of each Valuation to be used to estimate the fair value of our common shares.

On January 29, 2020, concurrent with the Company’s acquisition of CCC, we issued Class A and Class C common shares to TELUS Corporation and Class B common shares to Baring Private Equity Asia.  The proceeds of these issuances were used to fund the acquisition of CCC.  The purchase price of each of these share subscriptions was determined relying on the September 2019 Valuation.

The Class E common shares that were issued immediately following the acquisition of CCC on January 31, 2020, were issued to certain former shareholders of CCC for cash. The purchase price of these Class E common shares of $62.10, which was not solely based on the prior Valuation, but was the result of extensive arm’s length contractual negotiations between the Company and these former shareholders of CCC, with the increase in fair value of the common shares primarily attributable to the combined enterprise value of the Company and CCC.

General

20.                              Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and it will provide the Staff copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that are presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained copies of the communications, on a supplemental basis.

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We thank the Staff in advance for its consideration of Amendment No. 1 and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to Amendment No. 1, please do not hesitate to contact me at (212) 848-8414.

Yours very truly,

/s/ Lona Nallengara

cc:	Jeffrey Puritt, TELUS International (Cda) Inc.
Vanessa Kanu, TELUS International (Cda) Inc.
Janesh Patel, TELUS International (Cda) Inc.
Jason Lehner, Shearman & Sterling LLP
Daniel Yao, Shearman and Sterling LLP